

Max Wieder · 3rd

Senior Professional Staff at The Johns Hopkins University Applied Physics Laboratory

Baltimore City County, Maryland, United States ·
500+ connections · **Contact info**


The Johns Hopkins University Applied Physics


The Johns Hopkins University

Experience


The Johns Hopkins University Applied Physics Laboratory
5 yrs


Senior Professional Staff
Apr 2018 – Present · 2 yrs 11 mos
Laurel, Maryland


Associate Professional Staff
Mar 2016 – Apr 2018 · 2 yrs 2 mos
Laurel, Maryland


Textron Systems
3 yrs 7 mos


Systems Engineer II - Lead Systems Engineer
Aug 2015 – Mar 2016 · 8 mos
Hunt Valley, MD

Developed program schedule, battle plan, and Integrated Master Schedule (IMS) for the Orion Unmanned Aircraft System (UAS) ground segment. Coordinates with functional mangers to obtain staffing based on demand needs. Interfaces with customer, other customer subcontractors, and subcontractors on a daily basis. Designed abstract, functional ...see more

Systems Engineer II - Requirements Management

Aug 2014 – Aug 2015 · 1 yr 1 mo

Hunt Valley, MD

Interfaced with Program Managers (PMs), Project Engineers (PEs), Directors, and system leads to obtain concurrence, funding, staffing, and customer understanding and approval. Created, maintained, and trained internal staff on new procedures by developing process guides and training courses for requirements management. Led Integrated Product ...see more

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Teacher's Assistant

Johns Hopkins University

Feb 2011 – May 2012 · 1 yr 4 mos

Baltimore, Maryland Area

Course Assistant for Principles of Management and Teaching Assistant for Engineering Business and Management in the Department of Entrepreneurship and Management at Johns Hopkins in the spring and fall 2011. Received CLE Course Assistant Excellence Award, Spring 2011. Assisted instructor in planning and implementing management and business ...see more



Engineering Intern

Lion Brothers Inc.

Jun 2011 – Aug 2011 · 3 mos

Owings Mills

Assessed combinations of pressures, temperatures and dwell times to optimize the performance of materials and polymers. Translated research and testing into processes and procedures to be implemented in large scale manufacturing by production staff. Trained on different laser cutting equipment.



Summer Engineering Intern

Port Authority of NY & NJ

May 2010 – Aug 2010 · 4 mos

Newark Liberty International Airport

Identified potential $1 million annual savings through optimization of central heating and refrigeration plant mechanical operations. Created mathematical models for predication of optimal condenser water temperature settings based on outside weather conditions. Obtained Department of Homeland Security clearance for airside activities. Receiv ...see more

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Education



The Johns Hopkins University
MS, Engineering Management, 3.6
2011 – 2012
Activities and Societies: JHU Fencing Team

Mechanical Engineering Concentration

Assistant Coach of Fencing Team



The Johns Hopkins University
BS, Mechanical Engineering
2007 – 2011
Activities and Societies: Sigma Phi Epsilon, JHU Fencing Team

Aerospace Concentration

Sigma Phi Epsilon Dorm Wars Chair 2009 and 2010, JHU Fencing Team, Captain of the fencing team 2009-2011

Westfield Senior High School
High school diploma
2003 – 2007
Activities and Societies: Marching Band

Skills & endorsements

IBM Rational DOORS

Enterprise Architect

Microsoft Office · 4

 Endorsed by **2 of Max's colleagues at The Johns Hopkins University**

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Recommendations

Received (1)   Given (1)

Received (1)   Given (1)

Illysa Izenberg

Teaching, coaching, speaking: management, leadership, teamwork, conflict, multiple priorities, communication, EQ

October 12, 2011, Illysa was a client of Max's

Max was a student in my course, Engineering Business and Management, in the fall of 2010. At the time I was impressed with his consistent quality work and attentiveness. That spring I hired him as my course assistant (CA) and have hired him again this fall in an elevated position as teaching assistant... **See more**

